UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For December 19, 2017

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Autonomous City of Buenos Aires, December 18, 2017.

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Bolsa de Comercio de Buenos Aires

(Gerencia Técnica y de Valores Negociables)

Mercado Abierto Electrónico S.A.

Ref.: Material fact. Article 3 of Section 3 of Chapter I of Title XII of Comisión Nacional de Valores Rules (New Text 2013). Resignation of Alternate Director and Alternate Statutory Auditor.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A., in connection with our note DAL no. 1441/17 in order to report that in its meeting held on December 14, 2017, the Board of Directors accepted the resignation submitted by Mr. Diego Martín Salaverri and Mr. Damián Burgio from the position of Alternate Director and Alternate Statutory Auditor, respectively, effective November 16, 2017. Notwithstanding the resolution shareholders will pass in the next Regular Shareholders’ Meeting with respect to their performance, neither Mr. Salaverri’s nor Mr. Burgio’s resignation is untimely or affects or hinders the performance of TGS’s Board of Directors or Statutory Audit Committee.

Yours sincerely,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán D. Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice President

Date: December 19, 2017